SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                               SECURED INCOME, LP
                            (Name of Subject Company)

       MPF DEWAAY PREMIER FUND 2, LLC; LLC; MPF-NY 2006, LLC; STEVE GOLD; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5,
 LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 6, LLC; MPF ACQUISITION CO. 3, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 16, LLC; MPF SENIOR NOTE PROGRAM I, LP; MPF FLAGSHIP FUND 11, LLC;
MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF DEWAAY FUND 3, LLC;
         MPF DEWAAY FUND 5, LLC; REAL ESTATE SECURITIES FUND 1983, LP;
                       AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $5,912,543                                             $ 632.64

 * For purposes of calculating the filing fee only. Assumes the purchase of 844,649 Units at a purchase price equal to $7 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $ 632.64
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: AUGUST 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; and Real Estate Securities Fund 1983, LP (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Secured Income, LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $7 per Unit, less the amount of any distributions declared or made with respect to the Units between August 16, 2006 (the "Offer Date") and September 18, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 7,000 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 146,720 Units, or approximately 15% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF DEWAAY PREMIER FUND 2, LLC - 90%; MPF-NY 2006, LLC 10%

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 19, 2006

MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; Real Estate Securities Fund 1983, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold